Exhibit 4.36

INDIA NON JUDICIAL

Government of National Capital Territory of Delhi

e-Stamp

Certificate No.	: IN-DL44190406623758M

Certificate Issued Date	: 11-Apr-2014 04:20 PM

Account Reference	: IMPACC (IV)/dI725403/DELHI/DL-DLH

Unique Doc. Reference	: SUBIN-DLDL72540385562294370306M

Purchased by	: SESA STERLITE LTD

Description of Document	: Article 5 General Agreement

Property Description	: COUNTER PART

Consideration Price (Rs.)	: 0 (Zero)

First Party	: SESA STERLITE LTD

Second Party	: Not Applicable

Stamp Duty Paid By	: SESA STERLITE LTD

Stamp Duty Amount(Rs.)	: 100 (One Hundred only)

Please write or type below this line

SUPPLEMENTAL AGREEMENT TO THE RUPEE LOAN AGREEMENT

THIS SUPPLEMENTAL AGREEMENT TO THE RUPEE LOAN AGREEMENT made at New Delhi as of this 15th day of April, Two Thousand and Fourteen (hereinafter referred to as the “Supplemental Agreement to the Rupee Loan Agreement”)

AMONG

M/S SESA STERLITE LIMITED, a company within the meaning of the Companies Act. 1956 with corporate identification no. L13209GA1965PLC000044 and having its registered office at Sesa Ghor, 20 EDC Complex, Patto, Panjim, Goa-4030001 (hereinafter called “the Borrower” which expression shall, unless it be repugnant to the subject or context thereof, include its successors and permitted assigns) of the FIRST PART;

AND

UNION BANK OF INDIA, a body corporate, constituted under the Banking Companies (Acquisitions and Transfer of undertakings) Act, 1970 with its Head Office at Union Bank Bhavan, 239, Vidhan Bhavan Marg, Nariman Point, Mumbai-400021 and its Industrial Finance Branch at Union Bank of India Building, 5th Floor, 66/80, Mumbai Samachar Marg, Mumbai - 400023 (hereinafter referred to as the “Lender” which expression shall unless repugnant to the context or meaning thereof be deemed to mean and include its successors, assigns, transferees and novatees, as the context may require or admit) of the SECOND PART.

WHEREAS the Borrower has requested the Lender to provide financial assistance in the form of rupee term loan for a sum not exceeding of Rs.1000,00,00,000/- (Rupees One Thousand Crores only) (hereinafter referred to as the “Facility”) for the purpose of:

(a)	Repayment/ prepayment of the existing long term debt of the Borrower:

(b)	Repayment of short term loan/ commercial paper/ other facilities raised for various businesses of the Borrower; and

(c)	Retirement of outstanding capex letter of credit(s)/buyers’ credit(s)/ suppliers’ credit used mainly for capex purposes of the Borrower.

(hereinafter collectively referred to as the “Purpose”); and

AND WHEREAS the Lender has at such request of the Borrower agreed to grant a rupee term loan for a sum not exceeding of Rs.1000,00,00,000/- (Rupees One Thousand Crores only) for the Purpose and subject to the terms and conditions contained in the Rupee Loan Agreement dated 15th April, 2014, executed between the Borrower and the Lender (“Rupee Loan Agreement”).

AND WHEREAS the Lender has, vide letter bearing reference no IFB:MSM:118 dated 29 March, 2014, stipulated payment of management fees of 0.15% p.a. (zero point one five percent per annum) on the Interest Payment Dates by the Borrower in addition to the interest and all other monies payable by the Borrower to the Lender under the Rupee Loan Agreement.

AND WHEREAS the Lender has thus called upon the Borrower to execute this Supplemental Agreement to the Rupee Loan Agreement in the form and manner hereinafter contained.

NOW THIS SUPPLEMENTAL AGREEMENT TO THE RUPEE LOAN AGREEMENT WITNESSETH AS FOLLOWS:

1.	Capitalized terms used hut not otherwise defined in this Supplemental Agreement to the Rupee Loan Agreement shall have the meanings assigned to them in the Rupee Loan Agreement.

2.	The Borrower hereby agrees and undertakes that it shall pay to the Lender, management fees of 0.15% p.a. (zero point one five percent per annum) on the Interest Payment Dates in addition to the interest and all other monies payable by the Borrower to the Lender under the Rupee Loan Agreement.

3.	Save and except as hereby expressly provided, nothing herein contained shall or shall deem to limit or prejudicially affect the rights and benefits created in favour of the Lender under the Finance Documents.

4.	This Supplemental Agreement to the Rupee Loan Agreement shall be read as the integral part of the Rupee Loan Agreement dated 15th April, 2014;

5.	The Borrower agrees and declares that save and except as modified by this Supplemental Agreement to the Rupee Loan Agreement, all the respective provisions, covenants, conditions and stipulations contained in the Rupee Loan Agreement shall in all other respect remain in full force and effect and binding on the Borrower and this Supplemental Agreement to the Rupee Loan Agreement shall be construed as an addition and supplemental to the Rupee Loan Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the day month and year first hereinabove written as hereinafter appearing.

]
THE COMMON SEAL OF THE SESA STERLITE LIMITED was hereunto affixed pursuant to the resolution of the Board of Directors of the company dated January 28, 2014 and the resolution of the committee of Directors passed in that behalf on the 29th day of March, 2014 in the presence of Mr. Din Dayal Jalan Director and Mr. G.R Arun Kumar	] ] ] ] ] ] ] ] ] ] ] ] ] ] ] ] ]
Signed for and on behalf of UNION BANK OF INDIA by Shri Javed Ahmad Jafri, chief Manager (designation) and as such its authorised officer.	] ] ] ] ] ] ]

1.	DEFINITIONS AND INTERPRETATIONS

1.1	In this Agreement definitions hereunder shall have the following meanings:

Agreement shall mean this rupee loan agreement including its recitals and schedules, as may be amended or supplemented in writing signed by the parties hereto from time to time.

Aluminium Division shall mean the project of the Borrower comprising the following facilities:

(i)	1 MTPA alumina refinery along with 75 MW co-generation captive power plant in Lanjigarh, Odisha; and

(ii)	1.6 MTPA aluminium smelter plant along with 1215 MW (9*135 MW) power plant in Jharsuguda, Odisha.

Applicable Interest Rate means the Base Rate plus the Margin (as on the date of this Agreement the present effective Applicable Interest Rate being 10.50% p.a. (ten point fifty percent per annum) with monthly rests. The Base Rate of the Lender shall always be floating.!

Availability Period means a period upto December 31, 2014 or the day on which the Available Commitment is zero, whichever is earlier, or such extended period, as may be mutually agreed upon between the Lender and Borrower.

Available Commitment means at anytime the amount of Rs. 1000,00,00,000/- (Rupees One Thousand Crores only) to the extent not suspended or cancelled pursuant to the terms of this Agreement, as reduced by the aggregate amount of all its Disbursements in accordance with this Agreement, being the maximum amount from time to time which the Lender has committed to make available under the Facility.

Base Rate means the rate of interest as determined, from time to time by the Lender, whether known as base rate or any other nomenclature for the same as applicable to rupee facilities sanctioned by the Lender.

Business Day means the day on which the Lender is open for business in Mumbai.

Disbursement shall mean advancing the funds by way of rupee term loan under this Agreement. However, disbursement of the entire Facility has to be availed by the Borrower within the Availability Period.

Drawdown Schedule means the schedule for drawdown furnished by the Borrower to the Lender pursuant to this Agreement for seeking Disbursements within the Availability Period. The Drawdown Schedule can be revised by the Borrower anytime by giving 7 (seven) days’ written notice to the Lender.

Drawing means a request for Disbursement of the Facility made by the Borrower pursuant to this Agreement.

Due Date means in respect of:

a)	Repayment of principal amount of Loan – the Repayment Dates on which the instalments of principal falls due as stipulated in this Agreement;

b)	Interest – the Interest Payment Dates; or

c)	Any other amount payable under this Agreement – the date on which such amount falls due in terms of this Agreement.

Provided that in the event any day on which any amount shall have fallen due is not a Business Day, the preceding Business Day shall be the Due Date.

Encumbrance means any mortgage, charge (whether fixed or floating), pledge, lien, encumbrance, hypothecation, security interest, title retention or other security arrangement of any kind;

Event of Default means any of the events referred to in Clause 12;

Excluded Assets means the assets of the Borrower that have been charged exclusively in favour of Life Insurance Corporation of India.

Existing Lenders shall mean all the lenders in whose favour a charge has been created over the Security.

Facility means the rupee term loan of Rs.1000,00,00,000/- (Rupees One Thousand Crores only) agreed to be provided by the Lender to the Borrower for the Purpose on the terms and conditions set out in this Agreement.

Final Settlement Date shall mean the date on which all Secured Obligations of the Borrower under this Agreement shall have been paid and discharged in full, in accordance with the terms hereof.

Finance Documents shall mean this Agreement, and the Security Documents and such documents as may be required to be executed or obtained under, pursuant to, or in connection with the Facility under this Agreement and other related agreements to perfect and validate this Agreement and Security Documents.

Financial Year shall mean the accounting period commencing from April 1st of each year till March 31st of next year.

Fixed Assets shall mean the aggregate of the immoveable properties (as specified in Schedule II), moveable fixed assets of the Borrower pertaining to the Aluminium Division and also includes moveable machinery, machinery spares, equipments, tools and accessories, other than current assets (excluding revaluation if any). However, the same shall not include Excluded Assets.

Fixed Asset Coverage Ratio or FACR at any time shall mean the ratio of (i) the aggregate of the Net Fixed Assets, to (ii) aggregate outstanding loans secured by way of first charge on the Net Fixed Assets.

GDSCR shall mean sum total of net profit, depreciation, non-cash expenses, deferred tax and interest excluding interest on working capital loans divided by sum total of long term loan installment excluding prepayments and interest payable excluding interest on working capital loans by the Borrower in any Financial Year. Any long term loan refinanced/ substituted by way of fresh facility, and/ or repaid by sale of surplus investments/ deposits shall not be considered for calculation of GDSCR.

Interest Payment Date shall mean the last day of each month and if such last day is not a Business Day, then the Business Day immediately preceding such last day, provided however, the Interest to be paid to the Lender shall always be calculated till such last day of the month.

Interest Reset Dates shall mean in the first instance the date falling 1 (one) year after the date of first Disbursement and every year thereafter.

Loan means the aggregate principal amount for the time being and from time to time outstanding under the Facility.

Margin shall mean 0.25% p.a. (zero point twenty five percent per annum) over the Base Rate. The Margin may be reset by the Lender on each Interest Reset Date.

Material Adverse Effect shall mean any event, occurrence or change in facts, conditions or other change or effect which has resulted or could reasonably be expected to be materially adverse to any of the following viz.

i)	the Borrower, its business, operations or results of operations,

ii)	the Security provided to the Lender under the Security Documents,

iii)	the Borrower or the business or financial condition of the Borrower

iv)	the ability of the Borrower to observe or perform any of its obligations under the Agreement.

v)	the legality, validity and enforceability of any Finance Documents; and

vi)	the enforcement of the rights and remedies of the Lender.

Net Fixed Assets shall mean the value of Fixed Assets (including capital work in progress) as reduced by the accumulated depreciation.

Potential Event of Default shall mean happening or occurrence of any event, which with the lapse of time, determination of materiality or giving of notice would become an Event of Default as specified in Clause 12 of this Agreement.

Quarter means each of the consecutive periods of three months commencing from 1st of April, 1st of July, 1st of October and 1st of January, in each Financial Year.

Repayment Dates shall mean the last Business Day of each Quarter on which the Repayment Instalments are due for payment as stated in the Repayment Schedule.

Repayment Instalment means each of the 25 (twenty five) consecutive structured quarterly instalments by which the Borrower shall repay the Loan to the Lender, the first of which shall fall due for payment on December 31, 2014.

Repayment Schedule means the schedule of Repayment provided in Schedule-I to this Agreement.

Secured Obligations shall means the Borrower’s obligation to repay, pay or reimburse, as the case may be, the Loan, interest, additional interest, premium on prepayment, up-front fees, management fees, all costs, charges and expenses and other monies owing by, and all other present and future obligations and liabilities of the Borrower to the Lender under this Agreement, legal expenses and costs incurred by the Lender under or in respect of this Agreement and/or Security Documents executed by the Borrower or any other person.

Security Documents means the Security Trustee Agreement and other documents, agreements, instruments, deeds, writings, undertaking executed/to be executed by the Borrower or any other person in favour of the Lender and any reference to the “Security Documents” shall be construed, as the context may permit, as a reference to any or all of them.

Security Trustee shall mean SBICAP Trustee Company Limited a company incorporated under the Companies Act (1 of 1956) having its Corporate Identification No. U65991MH2005PLC158386 and its registered office at 202. Maker Tower ‘E’, Cuffe Parade, Mumbai 400 005 and an office at Apeejay House, 6th Floor, 3, Dinshaw Wachha Road Churchgate, Mumbai - 400 020 or such other person who is authorised to act as a trustee.

Security Trustee Agreement shall mean the agreement to be entered into amongst, inter alia, the Lender and the Borrower, with respect to appointment of the Security Trustee, on terms and conditions thereof and other matters connected therewith, as may be amended or supplemented from time to time.

Tangible Net Worth or TNW shall mean paid-up capital (equity/ preference share capital), share premium and reserves (excluding revaluation reserves) less intangible assets.

Total Outside Liabilities or TOL in relation to the Borrower shall mean all secured and unsecured loans, including current liabilities of the Borrower.

1.2	The Clause headings in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless otherwise specified, all references to clauses and schedules are to clauses of and schedules to this Agreement. Unless the context otherwise requires words denoting the singular number shall include the plural and vice versa.

1.3	The Borrower’s application and the subsequent correspondence with the Lender (hereinafter collectively referred to as “the Borrower’s proposal”) shall be deemed to constitute the basis of this Agreement and of the Facility to be granted by the Lender; and the Borrower hereby warrants the correctness of each and every statement and particulars therein contained and undertakes to carry out the proposal therein set forth.

1.4	The Borrower declares and confirms that the Facility agreed to be granted to the Borrower shall be governed by the terms and conditions set out in this Agreement and the other Finance Documents.

1.5	The Borrower undertakes to notify in writing to the Lender of any circumstances affecting the correctness of any of the particulars set forth in the Borrower’s proposal immediately on the happening or occurrence of any such circumstance.

2.	FACILITY AND PURPOSE

2.1	The obligation of the Lender to make Disbursement under this Agreement shall be subject to the Borrower complying with the terms and conditions of this Agreement to the satisfaction of the Lender, besides compliance by the Borrower with the Disbursement procedure, if any, stipulated by the Lender, such as submission of necessary information, documents, etc., to the satisfaction of the Lender.

2.2.	The Facility is being availed by the Borrower for the Purpose. Accordingly the Borrower shall apply the amounts drawn by it hereunder in or towards such Purpose only. If for any reason the Borrower finds it unable to comply with this condition, it shall immediately inform the Lender in writing, of the same, and reasons therefore and shall, unless otherwise agreed to by the Lender, repay forthwith, the Loan together with interest and all other monies due and payable in respect thereof. The Lender shall be under no obligation to monitor or verify the application of the Disbursements made under the Facility or any part thereof.

3.	AVAILABILITY

3.1	The Borrower may draw down the Facility in one or more tranche, during the Availability Period subject to the Lender having received the following and found satisfactory, not later than the date of first Drawing:

a)	this Agreement and such other documents as may be required by the Lender shall be duly executed by the Borrower;

b)	A copy of the memorandum and articles of association of the Borrower certified by a Director or Secretary of the Borrower to be true, complete and up to date as in force on the date of this Agreement;

c)	Copy of the resolution of the members of the Company, wherever applicable and copy of the resolution of Board of Directors / finance standing committee of the Borrower certified by a Director or Secretary of the Borrower to be true, in full force and effect at the date of receipt by the Lender approving the terms of this Agreement and the transactions contemplated by this Agreement and authorising the execution of this Agreement and the Finance Documents by the Borrower and authorising a person or persons to sign and deliver on behalf of the Borrower any notice, request, communication and documents to be given by the Borrower pursuant to or in connection with this Agreement;

d)	Specimen signatures of each of the authorised signatories referred to in clause (b) above;

e)	Notice of drawdown; and

f)	the existing loan of Rs. 761,24,00,000/- (Rupees Seven Hundred and Sixty One Crores and Twenty Four Lakhs only) as on March 29, 2014, as reduced by principal repayments of existing loan made by the Borrower till the date of first Disbursement of the Facility, shall be closed by the Borrower by giving to the Lender a prior written notice of 7 (seven) days or such shorter period as may be agreed by the Lender. The prepayment penalty for the said loan is waived by the Lender.

Provided no Event of Default has occurred and no Potential Event of Default is continuing.

3.2	Drawing may only be made on a Business Day falling within the Availability Period by providing a written notice of Drawdown. The Lender may in its absolute discretion extend the Availability Period.

3.3	Disbursement will be made, subject to the Borrower complying with the provisions of this Agreement.

3.4	Notwithstanding anything contained hereinabove, the Borrower hereby agrees and confirms that the Lender reserves the absolute right to cancel the limits (either fully or partially) unconditionally without prior notice in the event of:

(a)	the limits/ part of the limits are not utilized by the Borrower at the end of the Availability Period; and/or

(b)	any non compliance of the terms and conditions of this Agreement.

3.5	Drawdown Schedule to be furnished by the Borrower, if required by the Lender.

4.	INTEREST

4.1	The Borrower shall pay interest on the Loan outstanding for the time being and from time to time, calculated at the Applicable Interest Rate with monthly rests in accordance with the following provisions of this clause commencing from the date of first Disbursement till the Final Settlement Date.

4.2	The Lender shall have the right to review and reset the Margin on every Interest Reset Date. In the event the revised Margin is not acceptable to the Borrower, the Borrower may prepay the Facility without any prepayment penalty in accordance with Clause 6.4 (c) of this Agreement.

4.3	Interest shall accrue from day to day and shall be calculated on the basis of actual number of days elapsed in a year of 365 days and shall be paid in arrears on the Interest Payment Dates falling at monthly intervals.

4.4	In the event of default by the Borrower in the payment of any sum due pursuant to this Agreement on the Due Date for payment including payment of principal amount of Loan, interest or any other amount due to the Lender, the Borrower shall pay interest at rate of 1% p.a. (one percent per annum) over and above the Applicable Interest Rate (the “Default Interest”) on the defaulted amount of Loan due to the Lender calculated from the Due Date thereof until actual payment of the defaulted amount. Such Default Interest shall be payable till the time the defaulted amount is not paid by the Borrower.

4.5	In the event of the Borrower’s failure to create and perfect Security within the stipulated period of 6 (six) months from the date of first Disbursement of the Facility or any other extended time period as agreed upon by the Lender in its absolute discretion, the Borrower shall pay additional interest at the rate of 0.5% p.a. (zero point five percent per annum) on the entire outstanding Loan amount over and above the Applicable Interest Rate from the date of expiry of the said period of 6 (six) months from the date of first Disbursement of the Facility until the date on which the Borrower creates and perfects the Security to the satisfaction of the Lender.

4.6	In the event of any adverse deviation in any two of the financial covenants stated in Clause 10.3 hereto from the levels stipulated therein, than the Borrower shall pay additional interest on the outstanding Loan at the rate of 0.5% p.a. (zero point five percent per annum) over and above the Applicable Interest Rate for the period for which the deviation continues.

4.7	Unless, the Borrower is able to, by way of evidence, prove the contrary, the statement of the Lender as to the rate and amount of interest, default interest or penal interest payable pursuant to this Agreement shall, in the absence of manifest error, be conclusive and binding on the Borrower.

4.8	The following conditions shall apply to the additional interest and Default Interest payable by the Borrower in terms of this Agreement:

(a)	The Borrower acknowledges that the right of the Lender to charge Default interest and/or additional interest hereunder shall be without prejudice to the other rights and remedies available to the Lender under the Finance Documents.

(b)	The Borrower further acknowledges that the Facility provided under this Agreement, is for a commercial transaction.

(c)	The Default Interest and the additional interests payable by the Borrower hereunder shall be payable on demand and in the absence of any such demand on the next Interest Payment Date occurring after the date of default.

5.	COMMISSION, FEES AND CHARGES

5.1	The Borrower shall pay or reimburse the Lender on demand all reasonable expenses (including, but not limited to, legal fees) in connection with the negotiation, preparation and execution of this Agreement and other Security Documents or in enforcing, perfecting, protecting or preserving (or attempting to do so) any of the rights, or in suing for or recovering any sum due from the Borrower under this Agreement and other Finance Documents.

5.2	The Borrower shall pay all stamp and other duties and taxes, levies and imposts, both present and future, to which this Agreement and/or other Security Documents may be subject or give rise and will indemnify the Lender against any and all liabilities with respect to or resulting from any delay or omission on the part of the Borrower in the payment of such duties or taxes. Any stamp duty, levy or other form of charges applied by the Government of India or any of its agencies or relevant State Government shall be for the account of the Borrower.

5.3	On or before the date of execution of this Agreement the Borrower shall pay to the Lender a non-refundable and non adjustable up-front fee calculated at the rate 0.10% (of the total amount of the of the Facility amount i.e., Rs.1,00,00,000/- (Rupees One Crore only) along with applicable Service Tax.

6.	REPAYMENT AND PREPAYMENT

6.1	The door-to-door tenure of the Facility shall be 6.75 (six point seventy five) years including a moratorium period of 6 (six) months and repayment period of 6.25 (six point twenty five) years.

6.2	The Borrower shall repay the principal amount of the Loan in 25 (twenty five) Repayment Instalments on the Repayment Dates as mentioned in the Repayment Schedule. The first Repayment Instalment shall be due and payable on December 31, 2014 and the last Repayment Instalment shall be due and payable on December 31, 2020.

6.3	The Borrower shall at all times have the option to prepay the whole or part of the Loan together with interest, prepayment premium and other charges on that amount accrued up to the date of prepayment by paying a prepayment premium calculated at the rate of 0.25% (zero point two five percent) of the principal amount being prepaid and other applicable taxes thereon to the Lender.

6.4	Notwithstanding anything stated in this Agreement, no prepayment premium shall be payable by the Borrower to the Lender in the following events:

(a)	If the pre-payment is effected at the instance of the Lender;

(b)	If the pre-payment is made from surplus cash accruals generated by the Borrower;

(c)	If on any Interest Reset Date, the interest rate is not acceptable to the Borrower, the Borrower would have the option to prepay the outstanding amount of Loan within the immediate period of 3 (three) months by giving a notice to the Lender of at least 30 (thirty) days. Such notice of prepayment shall be given by the Borrower within a period of 2 (two) months from such Interest Reset Date or receipt of advice from the Lender about the Interest Reset Date;

(d)	On Interest Reset Dates by giving a prior notice of 30 (thirty) days; and

(e)	No prepayment premium shall be payable by the Borrower to the Lender if the Borrower prepays the existing loan of erstwhile Vedanta Aluminium Limited (which has since been merged with the Borrower) to the satisfaction of the Lender by giving a notice to the Lender of 7 (seven) days or such shorter period as may be agreed by the Lender.

6.5	The following are the general provisions relating to prepayment:

(a)	All notice of prepayment under this Agreement shall be given to the Lender in writing and shall be irrevocable and unconditional.

(b)	The amounts prepaid as above shall be reduced pro rata from the repayment instalments as set out in the Repayment Schedule.

(c)	No amount prepaid under this Agreement may subsequently be re-borrowed by the Borrower under the Facility.

7.	SECURITY FOR THE FACILITY

7.1	The Borrower shall secure the unconditional discharge and irrevocable repayment of the Secured Obligations including the Loan and payment of all interests, including default interest and penal interest, up-front fee, management fees, prepayment premium or on redemption, costs, charges, commission, expenses and other monies whatsoever stipulated as due and payable by the Borrower to the Lender under this Agreement as under:

a.	by creating and perfecting a first pari passu charge by way of hypothecation of the movable fixed assets of the Aluminium Division of the Borrower, both present and future;

b.	By creating and perfecting a first pari passu charge by way of mortgage on the immovable fixed assets of the Aluminium Division of the Borrower (as specified in Schedule II), both present and future.

(Hereinafter the security interest over the movable and immovable fixed assets stipulated at (a) and (b) above shall be collectively referred to as the “Security”)

Provided however the Security shall not include the Excluded Assets.

Provided further that the, security interest stipulated in paragraphs (a) and (b) above shall in all respects rank pari-passu among the Lender having first charge and the other term loan lenders/ other charge holders (both present and future) of the Borrower having first charge on the Security, without any preference or priority to one over the other or others.

Provided further that the, security interest created and perfected by the Borrower on the Security stipulated at paragraphs (a) and (b) above in favour of the ECB lenders for securing the ECB facilities to the maximum extent of USD 545 Million shall in all respects rank second, residual and subservient to the security interest created and perfected by the Borrower on the Security stipulated at paragraphs (a) and (b) above in favour of the Lender/ Security Trustee for securing the Facility.

7.2	The Borrower shall create and perfect in favour of the Lender/ the Security Trustee acting in trust for the benefit of the Lender the Security as stated herein above within the time limits stipulated below:

a.	The Borrower shall create security over the movable fixed assets stipulated under Clause 7.1 (a) above and get it registered with concerned Registrar of Companies (if required), within a period of 6 (six) months from the date of first Disbursement of the Facility;

b.	The Borrower shall create and perfect the security over immovable fixed assets stipulated under Clause 7.1 (b) above within a period of 6 (six) months from the date of first Disbursement of the Facility; and

c.	The Borrower shall arrange to obtain the no objection certificates (NOC) from the Existing Lenders/ other charge holders of the Borrower, as may be required, within a period of 6 (six) months from the date of first Disbursement of the Facility.

d.	The Borrower shall procure and submit to the Lender applicable clearances/ consents as may be required to create and perfect the Security within a period of 6 (six) months from the date of first Disbursement of the Facility.

e.	The Borrower shall bear all cost and expenses for the creation and perfection of the Security in terms of this Agreement and other Finance Documents.

7.3	The Borrower shall not create any encumbrance over the Security in favour of any person without the prior written consent of the Lender other than those encumbrances/ security interests which are existing on the date of execution of this Agreement, or as allowed in this Agreement, or as may be specifically permitted by the Lender in writing.

7.4	The Security Trustee shall perform such functions and duties as may be assigned to it under the Security Trustee Agreement (including the function of holding the Security for the benefit of the Lender). The Borrower shall bear all cost and expenses of the Security Trustee.

7.5	The Borrower declares that it possesses or will possess valid and marketable title/ rights and interest over the Schedule II properties, and the security interest(s) created or expressed to be created by the Security Documents is valid and enforceable.

7.6	The Borrower shall do everything necessary to maintain the Security in full force and effect at all times (including the priority thereof) and preserve and protect the Security and protect and enforce its rights and title.

8.	REPRESENTATIONS AND WARRANTIES

8.1	The Borrower hereby agrees, declares and covenants that the Lender has agreed to enter into this Agreement and to make Disbursement under the Facility to the Borrower, relying upon the following representations and warranties made by the Borrower to the Lender: -

a)	The Borrower is a company duly incorporated and validly existing under the laws of India and has the power and authority to own its assets and to conduct the Business which it conducts and/ or proposes to conduct.

b)	The Borrower has the corporate power to enter into, exercise its rights and perform and comply with its obligations under this Agreement including borrowing under this Agreement;

c)	The execution of this Agreement on behalf of the Borrower and the performance of its obligations under this Agreement have been duly authorised by all necessary corporate action and the obligations expressed as being assumed by it under this Agreement constitute and will constitute valid, legal and binding obligations of the Borrower enforceable against it in accordance with their terms;

d)	Neither the execution and delivery of this Agreement nor the exercise of any of its rights under this Agreement nor the performance or observance of any of its obligations under this Agreement will:

(i)	Conflict with, or result in any breach of, any law, statute, regulation indenture, mortgage, trust deed, agreement or other instrument, arrangement obligation or duty by which the Borrower is bound; or,

(ii)	Cause any limitation on any of its powers whatsoever and howsoever imposed, or on the right or ability of the directors of the Borrower to exercise such powers, to be exceeded.

e)	The Borrower is not in default under any law, statute regulation, indenture, mortgage, trust deed, agreement or other instrument, arrangement, obligation or duty by which it is bound.

f)	The audited accounts of the Borrower i.e. erstwhile Sesa Goa Limited for the year ended the 31st day of March, 2013 were prepared in accordance with generally accepted accounting principles, standards and practices consistently applied and give a true and fair view of the results of the operations for that period and the financial position as at that date and there has been no material adverse change in the business, assets, conditions or operations of the Borrower since that date.

g)	Other than in the normal course of business, no litigation or administrative or arbitration proceedings before or of any court, tribunal, arbitrator, administrative or governmental authority or dispute with any governmental authority are presently in process, pending or (to the best of its knowledge, information and belief) threatened against it which might have an adverse effect on its ability duly to perform and observe any of its obligations under this Agreement.

h)	No Event of Default or a Potential Event of Default has occurred and is continuing at the date of this Agreement.

i)	It is not in default of any statutory dues such as income tax, corporation tax, and all other taxes and revenues payable to Government or any local or other authority except those are contested in good faith by proper proceedings and are disclosed/to be disclosed in the latest balance sheet of the Borrower.

8.2	The representations and warranties contained in this Clause shall be deemed to be repealed by the Borrower on the date of each Disbursement, on each Interest Payment Date as well as on each Repayment Dates with reference to the circumstances existing on such day.

9.	UNDERTAKINGS

9.1.	The Borrower shall apply the Loan as stated under Clause 2 of this Agreement.

9.2.	The Borrower shall ensure at all time during the currency of the Facility that its liabilities under this Agreement shall rank at least pari passu in right and priority of payment with all its other present and future secured indebtedness (actual or contingent) by way of first charge till the Final Settlement date except as may be required by applicable law;

9.3.	The Borrower shall promptly give written notice to the Lender of any Event of Default and of any other event which, with the giving of notice and/or lapse of time or otherwise could constitute an Event of Default, at the same time informing the Lender of any action taken or proposed to be taken by the Borrower in that connection;

9.4.	Borrower shall provide the Lender:

a.	two copies of its annual audited profit and loss account and balance sheet and annual report of the Borrower within 180 (one hundred and eighty) days after the end of each Financial Year or immediately on being published /signed by the auditors, whichever is earlier. The profit and loss account shall present fairly the operation of the Borrower for the period covered by it and the balance sheet shall present fairly the financial position of the Borrower at the date as at which the same shall be prepared,

b.	Quarterly financial statements within 2 (two) months at the end of the relevant quarter / the prescribed time.

c.	The Borrower shall provide a certificate from a Chartered Accountant/ Statutory Auditor within 60 (sixty) days after finalisation of the annual audited accounts that the Borrower has maintained FACR of 1.25x (one point two five times) for that Financial Year.

d.	In addition to the above, the Borrower shall submit to the Lender such financial statements or other information as may be required by the Lender from time to time.

9.5.	The Borrower shall obtain and ensure that all major approvals and clearances and other requirements as per applicable law are maintained and are in force and effect to enable it to comply with the terms and conditions under this Agreement or required on its part for the validity or enforceability of this Agreement;

9.6.	The Borrower shall immediately inform the Lender of any event which has a Material Adverse Effect.

9.7.	The Borrower shall not induct in their Board a person who has been identified as a wilful defaulter by RBI or CIBIL or is a director of a company, or a partner in a partnership firm which has been identified as a wilful defaulter (other than as a nominee/professional/honorary director) and in case, such a person is found to be on the Board of Directors of the Borrower, it shall take expeditious and effective steps for removal of the person from its Board.

9.8.	The Borrower shall not without the prior written consent of the Lender voluntarily enter into liquidation or dissolution or any merger, amalgamation or consolidation with any other person or entity except within Vedanta group companies.

9.9.	The Borrower shall obtain external credit rating within a period of 6 (six) months from the date of First Disbursement, from an external credit rating agency recognised by RBI, all costs and expenses in relation to the above shall be borne by the Borrower. Such credit rating shall be taken thereafter on annual intervals.

10.	COVENANTS

10.1	Positive Covenants

10.1.1	The Borrower shall allow the Lender with prior intimation to examine its books of accounts and to have the factories inspected, from time to time, by the officer(s) of the Lender and / or qualified auditors and/ or technical experts and / or management consultants of the Lender’s choice. The Borrower shall bear the cost of such inspection.

10.1.2	The Borrower shall maintain adequate books of accounts, correctly reflecting its financial position and scale of operations and shall not radically change its accounting system without prior notice to the Lender.

10.1.3	The Borrower shall keep the Lender informed of the happening of any event likely to have substantial effect on their profit or business, with explanations and the remedial steps taken or proposed to be taken.

10.1.4	The Borrower shall submit the end use certificate, from a Chartered Accountant/ Statutory Auditor, regarding the utilisation of the proceeds of Disbursement within 3 (three) months from the date of each Disbursement.

10.1.5	The Borrower shall obtain comprehensive insurance cover for the Fixed Assets of the Borrower hypothecated and / or mortgaged as security for the Facility and the policies shall be retained by the Borrower. The Borrower shall deliver to the Lender promptly after the same are issued, copies of all policies of insurance and renewals thereof. Insurance policies shall contain the Lender’s hypothecation/mortgage clause. The Borrower shall duly pay all premia and other sums payable and perform all actions necessary to ensure that the insurance as required in accordance with this Agreement is maintained.

10.2	Negative Covenants

During the currency of the Facility the Borrower shall not, without the prior written permission of the Lender, which shall not be unreasonably withheld:

10.2.1	Formulate any scheme of amalgamation or reconstruction, except within Vedanta group companies;

10.2.2	Create any charge, lien or encumbrance on the assets charged to the Lender in favour of any financial institution, bank, company, firm or persons except where the minimum FACR does not fall below 1.25x (one point twenty five times);

10.2.3	Declare dividends on its share capital if it fails to meet its obligations to pay interest and/ or Repayment Installment and/ or other monies due to the Lender as long as such default continues.

10.3	Financial Covenants

10.3.1	Until the Final Settlement Date, the Borrower shall ensure that there is no adverse deviation, in the following financial parameters, based on standalone audited financial statements of the Borrower as determined on the last day of a Financial Year starting from the Financial Year ending on March 31, 2015, from the level stipulated herein below:

(a)	TOL/TNW shall not exceed the maximum permitted level of 3.00 (three point zero zero);

(b)	GDSCR shall not fall below the minimum level of 1.10 (one point one zero); and

(c)	FACR shall not fall below the minimum level of 1.25x (one point two five times).

10.3.2	In the event of adverse deviation from stipulated level in any two of the financial covenants stated in Clause 10.3.1 above, the Borrower shall be liable to pay additional interest at the rate of 0.5% p.a. (zero point five percent per annum) over and above the Applicable Interest Rate on the entire outstanding Loan for the period of non-adherence.

11.	PAYMENTS

11.1	All payments to be made under this Agreement shall be made directly to the Lending Office of the Lender or at such other place as may be specified by the Lender electronically preferably by RTGS or by electronic transfer to the account of the Lender (except when payment is made through payable-at-par cheque drawn on a Lender which is not on NEFT or RTGS) during normal banking hours on the Due Date thereof. Subject to the provisions of this Agreement if any sum falls due for payment under this Agreement on a day which is not a Business Day such payment shall be made on the immediately preceding Business Day.

11.2	Save and except any disputed amount, all sums payable by the Borrower under this Agreement whether of principal, interest, fees or otherwise shall be paid in full without any set-off, counter-claim or condition and free and clear of and without any deduction or withholding whatsoever. If the Borrower shall be required by law to make any deduction of or withholding for or on account of any tax from any payment to the Lender then:

(i)	The Borrower shall ensure that such deduction or withholding does not exceed the minimum legal liability, and shall immediately pay to the Lender the balance amount so that the full amount which would otherwise have been received under this Agreement had no such deduction or withholding been made and shall remit the amount of such tax to the appropriate taxation authority; and

(ii)	The Borrower shall, not later than 30 days after each deduction or withholding of any taxes, forward to the Lender documentary evidence required by the Lender in respect of the deduction, withholding or payment of any taxes.

11.3	All payments to be made by the Borrower under this Agreement shall be made to the Lender at its Industrial Finance Branch at Union Bank of India Building, 5th Floor, 66/80, Mumbai Samachar Marg. Mumbai - 400023 or at such other office as the Lender may notify to the Borrower from time to time.

11.4	Notwithstanding anything to the contrary contained in this Agreement or in any other agreement with the Borrower, in the event of failure by the Borrower to pay any sum on the Due Date on which such sum is expressed to be due and payable pursuant to this Agreement the Lender shall have the right without notice or demand to set off any sums held to the credit of the Borrower and/or debit any other account of the Borrower in the books of the Lender.

11.5	If the Borrower pays a sum which is less than the total amount due and overdue in respect of principal, interest, commission, fees, and any other sum due under this Agreement on the day on which such sum is paid, the Borrower waives any right it may have to make any appropriation of such sum as between any amounts so due and overdue and the sum so paid shall be applied by the Lender in or towards satisfaction of such amount or amounts which are due or overdue for payment on that day in the following order or such other order as the Lender may deem fit:

(i)	Interest on costs, charges, expenses and other monies

(ii)	Costs, charges, expenses and other moneys due and payable or becoming due and payable to the Lender;

(iii)	Interests due and payable and / or accruing due and payable to the Lender;

(iv)	prepayment premium and

(v)	Lastly, towards repayment of the amount of principal sum due and payable or becoming due and payable to the Lender.

11.6	Notwithstanding anything contained in Clause 11.5 above, the Lender may, in its absolute discretion, appropriate in any manner, such payment towards the dues, if any, payable by the Borrower under any other Financing Documents.

12.	EVENTS OF DEFAULT

12.1	The following shall be Events of Default under this Agreement:

a)	The Borrower’s failure to pay the principal or any interest or any other sum payable pursuant to this Agreement on the Due Date upon which the same is due and payable pursuant to this Agreement and the same is not paid within a period of 7 (seven) days from the due date; or

b)	If the Borrower commits any breach of or omits to observe any of its covenants, obligations or undertakings under this Agreement (other than failure to pay any sum due under this Agreement) and in respect of any such breach or omission which is capable of being remedied such breach or omission is not remedied within 90 (ninety) days of knowing such breach or omission; or

c)	If any representation or warranty made or deemed to be made by the Borrower in or pursuant to this Agreement, or in any notice, certificate, instrument or statement contemplated by or made or delivered pursuant to this Agreement is incorrect and the same is not rectified within 90 (ninety) days of becoming aware of the same; or

d)	If any other indebtedness of the Borrower to the other lender exceeding Rs. 100 Crores (Rupees One Hundred Crores Only) is not paid when due and the same is declared as an event of default by that lender; or

e)	The Borrower ceasing or threatening to cease, to carry on all or substantially all of its business or operations; or

f)	Any action is taken for or with a view to the winding up of the Borrower (except voluntary winding up) otherwise than for reorganization approved in writing by the Lender or as allowed under this Agreement and the same is not dismissed or stayed within a period of 90 (ninety) days; or

g)	Voluntary winding up of the Borrower; or

h)	if the Borrower enters into an arrangement with any of its creditors with a view to avoiding, or in expectation of, insolvency, or the Borrower stops or threatens to stop payments generally or a receiver is appointed over or has taken possession of any of the assets of the Borrower; or

i)	At any time if the Borrower refutes or repudiates its obligation under this Agreement to be valid, legal and binding and enforceable against the Borrower in accordance with its terms; or

j)	Occurrence of any circumstances which is prejudicial to or impairs, imperils or deteriorates or which is likely to prejudice, impair, imperil or deteriorate the security given to the Lender and necessary steps are not taken by the Borrower within 90 (ninety) days; or

k)	Occurrence of any Material Adverse Effect and the same is not cured within a period of 90 (ninety) days; or

l)	If the Facility becomes illegal under any applicable law.

In such a case, the Lender shall be entitled to cancel its commitment by giving notice to the Borrower.

Provided further that the Lender shall undertake any action only to the extent that is necessary to cure or reduce the impact of such illegality.

Upon receipt of notice of cancellation, the commitment of the Lender shall stand cancelled and the Borrower shall arrange funds to repay the Lender soon thereafter but in no case later than the time period provided under the applicable law giving rise to such illegality.

12.2	On the happening of an Event of Default, the Lender shall give to the Borrower a notice of 30 (thirty) days prior to initiating any action against the Borrower under this Agreement.

12.3	No further Drawing may be made after the occurrence of an Event of Default. The Lender may at any time after the happening of an Event of Default (whether or not notice shall have been given by the Borrower of such Event of Default) at its discretion while such Event of Default shall be continuing by notice in writing to the Borrower declare the Loan and all interest and commission or fees accrued and all other sums payable pursuant to this Agreement to be immediately due and payable whereupon the same shall become immediately due and payable without any further presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding, and the Borrower shall immediately pay the same to the Lender and the total commitments shall be cancelled and the Facility shall automatically cease to be available to the Borrower; and the Security created in terms of the Security Documents shall become enforceable and the Lender shall have, including without limitation, the following rights (notwithstanding anything to the contrary in this Agreement), namely:

(a)	exercise any and all rights specified in the Security Documents including, without limitation, to enforce all of the Security created pursuant to the Security Documents,

(b)	exercise such other remedies as permitted or available under the Finance Documents and the Applicable Law,

(c)	enter upon and take possession of the Security of the Borrower;

(d)	To instruct any person, who is liable to make any payment to the Borrower, to pay directly to the Lender;

(e)	To exercise all or any rights or remedies of the Borrower in such manner as the Lender may determine in its absolute discretion.

13	CONSENT TO DISCLOSE NAME AND INFORMATION:

13.1	As a precondition relating to the grant of the Facility, the Borrower hereby agrees and consents for the disclosure by the Lender of all or any information and data relating to the Borrower, the Facility availed by the Borrower, obligations assumed/ to be assumed by the Borrower in relation thereto and the default if any committed by the Borrower in discharge thereof, as the Lender may deem appropriate and necessary to disclose and furnish to Credit Information Bureau (India) Limited and any other agency or institution so authorised in this behalf by RBI.

13.2	The Borrower hereby declares that the information and data furnished and /or to be furnished by the Borrower to the Lender are and shall be true and correct.

13.3	The Borrower hereby agrees that the Credit Information Bureau (India) Limited and any other agency so authorised may use, process the said information and data disclosed by the Lender in the manner as deemed fit by them; and the Credit Information Bureau (India) Limited and any other agency so authorised may furnish for consideration, the processed information and data or products thereof prepared by them, to Lender or financial institutions and other credit grantors or registered users, as may be specified by the RBI in this behalf.

13.4	The Borrower hereby agrees that the Lender may disclose information regarding the Borrower, the Facility and any other financial assistance availed by the Borrower from the Lender etc., as it may deem fit to any other bank or financial institution having banking relationship with the Borrower or intends to have banking relationship with Borrower or any other institution as approved by RBI from time to time; or any actual or potential assignee to whom the Lender might transfer the whole or part of the Facility or who intends to participate in the Facility.

14	NOTICES

14.1	Any notice or other communication required to be given -

a)	To the Lender under this Agreement shall be addressed and delivered at Industrial Finance Branch, Union Bank of India Building, 5th Floor, 66/80, Mumbai Samachar Marg, Mumbai -400023 marked for attention of Deputy General Manager.

b)	To the Borrower under this Agreement shall be addressed and delivered to the Borrower at its Registered office marked for attention of CFO, Sesa Sterlite Ltd., Solitaire Park, 101, Business Square, C- Wing, Andheri Kurla Road, Chakala, Andheri East, Mumbai -400093.

Phone No. 40902600

Fax No. 40902618

c)	The Borrower also has an office at Core 6, Scope office complex, 7, Lodhi Road, New Delhi – 110003.

14.2	The Lender shall be entitled to act upon (and the Borrower shall be bound accordingly by) any notice or other communication believed by the Lender to be given or made by the person or persons duly authorised by the Borrower to give or make the same.

14.3	All notice to be given hereunder may be given:

(a)	By ordinary prepaid mail to the addresses identified by the parties hereto (unless one party by 15 days’ notice to the other shall specify another address and shall be deemed to have been received on the day upon which in the ordinary course of mail it should have been received; or

(b)	By facsimile to the fax number identified by the parties hereto (unless one party by 15 days’ notice to the other shall specify another fax number) effective upon transmission; and

(c)	By courier to the addresses identified by the parties hereto upon receipt thereof.

15	ASSIGNMENT

15.1	This Agreement shall be binding upon and enure to the benefit of the Lender, the Borrower and their respective successors.

15.2	The Borrower shall not assign or transfer any of its rights and or obligations under this Agreement to any other person without the prior written consent of the Lender.

15.3	The Borrower hereby recognises and acknowledges that the Lender shall have the right to securitise, sell, assign or otherwise transfer in any manner whatsoever, in whole or in part, and in such manner and on such terms as the Lender may decide (including if deemed appropriate by the Lender reserving a right to the Lender to retain its power to proceed against the Borrower on behalf of the purchaser, assignee or transferee) any or all outstanding dues of the Borrower, to any third party of the Lender’s choice without any further reference or intimation or notice to the Borrower, and without seeking any consent of the Borrower.

16	WAIVER, REMEDIES CUMULATIVE

No failure or delay by the Lender in exercising any right, power or privilege under this Agreement shall impair the same or operate as a waiver of the same nor shall any single or partial exercise of any right power or privilege preclude any further exercise of the same or the exercise of any other right power or privilege. The rights and remedies provided under this Agreement are cumulative and not exclusive of any rights and remedies provided by law.

17	GOVERNING LAW AND JURISDICTION

17.1	This Agreement shall be governed by and construed in accordance with the Laws of India. For the exclusive benefit of the Lender all the parties hereto hereby irrevocably agree that the courts or Tribunals in Bhubaneshwar are to have non exclusive jurisdiction to settle any dispute, which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceeding (together in this clause referred to as ‘Proceedings’) arising out of this Agreement may be brought in such courts or tribunals. All costs and expenses in relation to the above shall be borne by the Borrower.

17.2	Nothing contained in this clause shall limit the right of the Lender/ Security Trustee to take any other proceedings otherwise than through court of law or proceedings against the Borrower in any other court of competent jurisdiction, nor shall the taking of proceedings in one or more jurisdiction, preclude the taking of any other proceedings in any other jurisdiction whether concurrently or not.

18	AGREEMENT IN COUNTERPARTS

This Agreement may be executed in two counterparts, all which, taken together, shall constitute one and the same Agreement and each of which shall be treated as an original.

SCHEDULE I

REPAYMENT SCHEDULE

(Amount of Rupees in crores)
Financial Year	Quarter No	Principal Repayment Amount (%)
FY 2015	1-2	1% (0.5% each)
FY 2016	3-6	10% (2.5% each)
FY 2017	7-10	14% (3.5% each)
FY 2018	11-14	18% (4.5% each)
FY 2019	15-18	24% (6% each)
FY 2020	19-22	24% (6% each)
FY 2021	23-25	9% (3% each)

SCHEDULE II

Details of Immovable Property

SI. No.	Date of the Registered Lease Deed	Registered Lease Deed No.	Vilages/Mouza Covered	Leased Area (in Acres)
1	June 29, 2004	1937	Sindhibahal, Bandhaguda, Kothaduar, Barbhata, Kinarl and Bundel.	494.22

2	October 8, 2004	2104	Kinarl, Barobhata and Kothaduar	80.90

3	October 28, 2006	2138 & 2139	Bundel, Harekrushnapur, Narayanpur, Jagannathpur, Chhatrapur, Nangalbeda, Bilatipadar, Lanjigarh, Kasibadl, Malikukudaghar, Raghunathpur, Mohanguda, Chandanpur, Kamankhunti, Gopinathpur, Jodabandha, and Dangargada	446.41

4	January 17, 2007	121	Rengopalli, Kenduguda, and Kothaduar	393.99

5	January 17, 2007	122	Jagannath pur, Narayanpur, Kasibadi, Gopinathpur, Harekrushnapur, Rengopalli, Raghunathpur, Nangalbeda, Mohanguda, Chandanpur, Borbhatta, Kenduguda, Bandhaguda, Kothaduar, Bilatipadar, Kamankhunti, Dangarngarh, Jodabandha and Kinarl	263.28

6	March 27, 2009	1164	Phuldumer and Palbir	32.40

7	May 28, 2009	1923	Nutanbaeli, Kamankhunti, Chandanpur, Gopinathpur, Jodabandha, Bitatipadar, Nangalbeda, Harekrushnapur, Mohanguda, Rahgunatahpur, Chhatrapur, Lanjigarh and Malikukudaghar	94.33

8	May 28, 2009	1924	Nangalbeda, Nutanbaeli, Naraynpur, Bilatipadar, Harekrushnapur, Lanjigarh, Chandanpur and Mohanguda	26.29

9	January 12, 2011	10881100135	Jagannathpur, Kothaduar and Lanjigarh	4.51

10	June 20, 2009	1143	Paikaranipinda and Ambodala	82.31

11	May 3, 2010	860	Babruguda	9.80

12	February 15, 2007	432	Bhurkamunda.	528.01

13	February 15, 2007	433	Bhurkamunda and Bhaglpall	171.30

14	July 11, 2008	2576	Kurebaga, Bhurkamunda and Brundamal	160.05

15	July 11, 2008	2568	Brundamal	394.89

16	May 27, 2008	2033	Bhurkamunda	115.58

17	July 16, 2009	1995	Bhurkamunda	52.93

18	August 27, 2009	2302	Bhaglpall	91.55

19	July 16, 2009	1996	Bhurkamunda, Brundamal, and Kurebaga	105.63

20	July 16, 2009	1992	Brundamal	5.12

21	December 8, 2009	3211	Kherual	14.15

22	July 16, 2009	1993	Kurebaga	61.91

23	May 22, 2009	1362	Jharsuguda Town Unit No. 5	9.54

24	July 11, 2008	2566	Jharsuguda Town Unit No. 7	2.29

25	July 7, 2010	10861002754	Jharsuguda Town Unit No. 5	5.19

26	July 7, 2010	10861002755	Jharsuguda Town Unit No. 6	37.30

27	February 2, 2009	323	Jharsuguda Town Unit No. 6	44.91

28	February 24, 2010	675	Brundamal and Bhaglpall	2.11

29	November 5, 2009	2866	Kurebaga	44.75

30	November 6, 2006	2791	Bhurkamunda	8.18

31	May 22, 2009	1366	Bhurkamunda	8.85

32	May 22, 2009	1364	Bhurkhamunda and Brundamal	2.44

33	October 5, 2010	10861003993	Bhurkamunda	9.90

34	August 27, 2009	2303	Brundamal	0.13

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the day month and year first hereinabove written as hereinafter appearing.

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THE COMMON SEAL OF THE SESA STERLITE LIMITED was hereunto affixed pursuant to the resolution of the Board of Directors of the company dated January 28, 2014 and the resolution of the committee of Directors passed in that behalf on the 29th day of March, 2014 in the presence of

Mr. Din Dayal Jalan Director and Mr. G.R. Arun Kumar

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Signed for and on behalf of UNION BANK OF INDIA by Shri Javed Ahmad Jafri, chief Manager (designation) and as such its authorised officer.	]
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